

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2013

Via E-mail
Thomas H. Pike
Chief Executive Officer
Quintiles Transnational Holdings Inc.
4820 Emperor Blvd.
Durham, NC 27703

> **Re: Quintiles Transnational Holdings Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 26, 2013**
> **File No. 333-186708**

Dear Mr. Pike:

We have reviewed your amended registration statement and correspondence dated April 26, 2013 and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended registration statement, we may have additional comments.

Exhibit 5.1 Legal Opinion

1. Please revise your legal opinion to remove the statement "when the Amended Articles have been duly filed with the Secretary of State of the State of North Carolina and become effective." It is not appropriate to assume that a corporate action necessary to authorize the issuance of the securities has taken place. See Section II.3.a. of Staff Legal Bulletin No. 19. After this action has taken place, please also pre-effectively amend your registration statement to update your disclosures and file the final exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson, Staff Attorney, at (202) 551-3192, Jennifer Riegel, Special Counsel, at (202) 551-3575, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
Amy M. Batten, Esq.
Smith, Anderson, Blount, Dorsett,
Mitchell & Jernigan, L.L.P.